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                            December 21, 2020

       Julia Otey-Raudes
       Chief Executive Officer and Chief Financial Officer
       ECO INNOVATION GROUP, INC.
       16525 Sherman Way, Suite C-1
       Van Nuys, CA 91406

                                                        Re: ECO INNOVATION
GROUP, INC.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 11,
2020
                                                            File No. 333-248871

       Dear Ms. Otey-Raudes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed on December 11, 2020

       General, page 1

   1.                                                   Please revise your
filing to correct the following inconsistencies:
                                                            Correct the date of
the unaudited interim financial statements included in your filing on page 12 which
should be September 30, 2020; and
                                                            Correct the date of
the auditors' report included in your filing on page 33 which should be November
20, 2020.

       Description of Business
       Our Technology Agreements, page 35

   2. We note your response to prior comment 3 and the additional disclosures you provided.
 Julia Otey-Raudes
ECO INNOVATION GROUP, INC.
December 21, 2020
Page 2
      Please revise your filing to address the following:
          Since your filing does not include financial statements or an auditors'
          report/consent related to Eco-Gen, indicate the amounts presented related to Eco-Gen are unaudited;
          Based on Eco-Gen's cash balance and based on the disclosed terms of the purchase order with its customer, including the fact that the customers will not be required to pay 50% of the purchase until the units they purchased are delivered to them, provide a risk factor related to your dependence on Eco-Gen and its customers relative to your business and the anticipated revenue you except to generate under your agreement with Eco-Gen; and
          You state Eco-Gen's total assets include patents and other intellectual property
          "valued" at $48,300,350. Since it appears that this amount may not represent an amount recorded in accordance with US GAAP, delete the amounts related to total assets and the amounts related to patents and other intellectual property from your filing. Be advised, that unless Eco-Gen purchased the patents and other intellectual property from an unrelated third party for cash, it would appear the amounts disclosed may not comply with US GAAP.


       You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameJulia Otey-Raudes
                                                           Division of
Corporation Finance
Comapany NameECO INNOVATION GROUP, INC.
                                                           Office of
Manufacturing
December 21, 2020 Page 2
cc:       Alan Hawkins
FirstName LastName